ITEM 77L





                      Change in Accounting Principles and Practices

As required, effective April 1, 2001, the Fund adopted the provisions of the American Institute of Certified Public Accountants (AICPA) revised version of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on long-term debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for Federated Fund for U.S. Government Securities, Inc., which were materially impacted by this change.



Current as of:  8/18/94